EXHIBIT 5.1

November 30, 2004

Aladdin Knowledge Systems Ltd.
15 Beit Oved Street
Tel Aviv, Israel

Re:	Registration Statement on Form S-8

Dear Sirs:

        We have acted as counsel for Aladdin Knowledge Systems Ltd., a company organized under the laws of Israel (the “Company”), in connection with the Registration Statement on Form S-8 (the “Registration Statement”) being filed by the Company under the Securities Act of 1933 for the purposes of registering 500,000 of its Ordinary Shares, par value New Israeli Shekel 0.01 per share. These shares are comprised of 500,000 shares (the “Option Shares”) that may be issued pursuant to options that have been, or may hereafter be, granted pursuant to the Aladdin Knowledge Systems Ltd. Worldwide 2003 Share Option Plan (the “Plan”) identified in the Registration Statement.

        On the basis of such investigation as we have deemed necessary, we are of the opinion that the Option Shares have been duly and validly authorized for issuance and, when issued upon due exercise of options granted or hereafter granted under the Plan in accordance with the provisions of the Plan and the related option agreements (including payment of the option exercise price provided for therein), will be fully paid and nonassessable.

        We are members of the Israeli bar, and the opinions expressed herein are limited to questions arising under the laws of the State of Israel, and we disclaim any opinion whatsoever with respect to matters governed by the laws of any other jurisdiction.

        We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the Rules and Regulations of the Securities and Exchange Commission thereunder.

Very truly yours, /s/ Yigal Arnon & Co. Yigal Arnon &Co.